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Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,040	$2,267	$2,440	$1,882	$1,628	$1,871
Add: estimated fixed charges	345	671	682	700	700	686
Add: estimated amortization of capitalized interest	5	12	10	10	12	12
Less: interest capitalized	(4)	(14)	(12)	(12)	(10)	(12)

Total earnings available for fixed charges	$1,386	$2,936	$3,120	$2,580	$2,330	$2,557

Estimate of interest factor on rentals	$33	$68	$62	$72	$82	$75
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	308	589	608	616	608	599
Interest capitalized	4	14	12	12	10	12

Total fixed charges	$345	$671	$682	$700	$700	$686

Ratio of earnings to fixed charges	4.0	4.4	4.6	3.7	3.3	3.7

(1)
Interest expense includes only interest related to long-term borrowings and capital lease obligations.

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QWEST CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)